

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 13, 2016

Via E-Mail
Ms. Iryna Kologrim
President and Chief Executive Officer
Clancy Corp.
str. Vizantiou 28, Strovolos
Lefkosia, Cyprus, 2006

> **Re: Clancy Corp.**
> **Registration Statement on Form S-1**
> **Filed September 19, 2016**
> **File No. 333-213698**

Dear Ms. Kologrim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

3. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting only of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Outside Front Cover Page of the Registration Statement

4. Please include the name, address including zip code, and telephone number, including area code, of your agent for service on the outside front cover page of the registration statement.

Front Cover Page of Prospectus

5. Please move the legend in the final paragraph on page 2 to the outside front cover page of your prospectus. Please refer to Item 501(b)(10) of Regulation S-K. Please ensure that the cover page to your prospectus is one page.

6. Please include the total amount of proceeds you may receive from this offering on the prospectus cover page. See Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 5

7. Please remove the disclosure that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Risk Factors, page 9

8. It appears that your sole executive officer and director is not a resident of the United States. Please provide a new risk factor that addresses, as applicable, the difficulties associated with an investor's ability to: effect service of process within the United States against Ms. Kologrim; enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against Ms. Kologrim in the United States; enforce in a Cyprus court United States court judgments based on the civil liability provisions of the United States federal securities laws against Ms.

Kologrim; and bring an original action in a Cyprus court to enforce liabilities based upon the United States federal securities laws against Ms. Kologrim.

Plan of Distribution, page 19

9. Please provide sufficient disclosure on the manner in which the securities will be offered. For example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Please provide us copies of any materials that you intend to use to solicit investors.

Description of Business - In General, page 21

10. In the first paragraph, you state that "since incorporation, we have made significant purchase of assets, namely we rent our office in Cyprus." However, it does not appear from your financial statements that any significant assets have been purchased. Additionally, the rental of an office would not constitute a purchase of assets. Please advise or revise your disclosure as appropriate.

11. We note your disclosure that you rent your office in Cyprus. Please describe the material terms of your lease agreement.

12. Please clarify whether you intend to produce your products in China or Cyprus. Please also describe the market(s) that you intend to sell your products and how you plan to distribute your products. See Items 101(h)(4)(i) and 101(h)(4)(ii) of Regulation S-K.

13. We note your disclosure on pages 21 and 22 that you have entered into supply agreements. Please include a discussion of the material terms of any supply agreements and file such supply agreements as exhibits in your next amendment.

Development, Production and Distribution, page 25

14. We note disclosure of your website and the websites of your competitors. Please revise to clarify whether you intend to incorporate these websites and their contents into your prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

Employees and Employment Agreements, page 26

15. We note disclosure here that you have no employees and your sole officer and director is an independent contractor. We also note disclosure on page 32 that you have one employee. Please revise to make your disclosures consistent.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 27</u>

<u>Summary of Significant Accounting Policies – Income Taxes, page 30</u>

16. You state that "as we become profitable, and have sustained revenue within Cyprus, we may become subject to Latvian taxes." Please explain to us why you would be subject to Latvian taxes or revise your disclosure as appropriate.

<u>Directors, Executive Officers, Promoters and Control Persons, page 31</u>

17. Please revise to clarify the time periods Ms. Kologrim was employed with Erma Cakes Ltd and Gemigar Ltd.

18. Please revise your disclosure regarding Ms. Kologrim to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 34</u>

19. Please provide an address for your beneficial owner in accordance with Item 403 of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 35</u>

20. We note exhibit 10.2, the verbal agreement that Ms. Kologrim will grant you a $40,000 loan. Please disclose the $40,000 verbal agreement loan in this section. Please also clarify whether the $728 loan was pursuant to the verbal agreement.

<u>Disclosure of Commission Position on Indemnification for Securities Act, page 35</u>

<u>Liabilities, page 35</u>

<u>Indemnification of Directors and Officers, page 49</u>

21. On pages 35 and 49 you state that your bylaws and articles provide that you will indemnify your officers and directors to the fullest extent permitted by law. However, your Articles of Incorporation and Bylaws do not include any provisions regarding indemnification. Please revise. Please see Item 702 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

22. We note several disclosures throughout the filing where you indicate that the audit opinion "includes a statement expressing uncertainty as to our ability to continue as a going concern." While this appears to be appropriate given your financial position, the auditors' report does not provide a going concern opinion. Please have your auditors revise their report or tell us how they evaluated whether there was substantial doubt about your ability to continue as a going concern. Refer to AU 341 for guidance.

23. The auditors' report states that the consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended were audited. Please have your auditors revise the introduction and opinion paragraphs to specifically state that the period audited was from March 22, 2016 (date of inception) to July 31, 2016. Please also have your auditors remove the reference to consolidated financial statements as it appears you have no subsidiaries. Refer to Rule 2.02 of Regulation S-X. This comment also applies to the second bullet of the consent of your independent registered public accounting firm, filed as Exhibit 23.2.

Note 3 – Summary of Significant Accounting Policies, page F-6

24. Please revise your registration statement to identify your reporting and functional currencies, as well provide your accounting policies for foreign currency translation and transactions. Refer to ASC 830 for guidance.

Note 9 – Subsequent Events, page F-9

25. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Exhibits and Financial Statement Schedules, page 50

26. Please file counsel's consent to the prospectus discussion of the opinion in the exhibit list. Refer to Rule 436 of Regulation C and Section IV of Staff Legal Bulletin No. 19.

Exhibit 5.1 Legal Opinion

27. Please have counsel revise the legal opinion to opine on the corporate laws of Nevada, the jurisdiction of incorporation of Clancy Corp. See Staff Legal Bulletin No. 19 Section II. B. 3. c.

Exhibit 23.2

28. Please revise to include a consent for the expert reference included in your registration statement on page 35. Refer to Rule 436 of Regulation C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Alan P. Fraade, Esq.